January 10, 2007

Mail Stop 4561

Howard Leventhal
President
USTelematics, Inc.
335 Richert Drive
Wood Dale, IL 60191

Re: **USTelematics, Inc. (f/k/a Mobilier, Inc.)**
        Amended Registration Statement on Form 10-SB/A
        Filed December 11, 2006
        Form 10-QSB for August 31, 2006
        File No. 0-52193

Dear Mr. Leventhal:

We have reviewed your Form 10-SB amendment and Form 10-QSB and we have the following comments.

General

1. We note your response to prior comment 1 of our letter dated November 9, 2006. Your initial response letter dated October 17, 2006 contained an Annex I which, in turn, described Annexes A, B. and C which were to have been attached but were omitted. As previously requested, please furnish these Annexes.

2. Please see prior comment 2 of our letter dated November 9, 2006. Our records indicate that the delinquency of Stealth MediaLabs is ongoing. As Stealth MediaLabs, a delinquent shell company, is the majority shareholder of USTelematics and you are the chief executive officer of both companies, we are concerned that USTelematics also will become a delinquent filer. In this regard, we note that your Form 10-QSB notes that your disclosure controls and procedures were ineffective as of June 30, 2006 given your "limited financial resources." Please advise. Please further note that we had requested that disclosure of Stealth Media's delinquency beyond that included in Mr. Leventhal's biographical information, however, such additional disclosure has not been added. Please revise.

3. Please include disclosure in your Description of Business, Management's Discussion and Analysis sections and Recent Sales of Unregistered Securities to

of the material terms associated with your financing of December 12, 2006, including the parties involved and the security interest granted in all of your assets.

Item 7. Certain Relationships and Related Transactions, page 19

4. See our prior comment 7. Since the $5,000 loan was made to the 60% shareholder in USTelematics at terms that can be described as favorable to the majority shareholder, fully disclose the loan as well as all details pertinent to a full understanding of the transaction.

Form 10-QSB for August 31, 2006
General

5. We are unclear why you believe that the Private Securities Litigation Reform Act is available to you. Please advise or revise.

Item 3. Controls and Procedures, page 4

6. Revise the disclosure to specify the aspects of your controls and procedures that were ineffective. Disclose what steps management plans to take to remedy the situation, including any time frame and material costs.

Closing

        You may contact Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding financial statements and related matters. Please contact Hugh Fuller at (202) 551-3853 or me at (202-551-3735 with any other questions.

                        Sincerely,

                        Barbara C. Jacobs
                        Assistant Director

CC: Marc J. Ross
        Sichenzia Ross Friedman Ference LLP
        1065 Avenue of the Americas, 21st Floor
        New York, NY 10018
        Facsimile No. (212) 930-9725